UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KEY TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

493143101
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 493143101	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
781,423 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
781,423 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
781,423 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.1% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 6,464,790 shares of Key Technology, Inc.'s common stock (the "Shares") outstanding as of January 25, 2018, as disclosed in the Agreement and Plan of Merger dated January 25, 2018 by and among Key Technology, Inc., Duravant LLC, and Cascade Merger Sub, Inc. (as may be amended from time to time, the "Merger Agreement").  The Merger Agreement is Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 31, 2018 (File No.: 001-33919).

CUSIP No. 493143101	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
132,077 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
132,077 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
132,077 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.0% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 6,464,790 Shares outstanding as of January 25, 2018, as disclosed in the Merger Agreement.

CUSIP No. 493143101	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,243,879 shares of Common Stock*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,243,879 shares of Common Stock*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,243,879 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.2% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 6,464,790 Shares outstanding as of January 25, 2018, as disclosed in the Merger Agreement.

CUSIP No. 493143101	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
305,379 shares of Common Stock*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
305,379 shares of Common Stock*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
305,379 shares of Common Stock*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7% of outstanding shares of Common Stock**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.
** This calculation is rounded to the nearest tenth and is based upon 6,464,790 Shares outstanding as of January 25, 2018, as disclosed in the Merger Agreement.

CUSIP No. 493143101	SCHEDULE 13D	Page 6 of 12 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on June 30, 2016 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D").  The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1.
 Item 2.     Identity and Background.
Items 2(a), (d) and (e) of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)
This Schedule 13D is being filed on behalf of (i) Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler (the "Trust"); (ii) M3C Holdings LLC ("M3C"); (iii) Mr. Robert Averick; and (iv) Piton Capital Partners LLC ("Piton") (collectively, the "Reporting Persons", and each, a "Reporting Person").

Voting and dispositive power with respect to the shares of Common Stock of the Company (the "Shares") held by the Trust, M3C and Piton is exercised by their investment manager, Kokino LLC, a Delaware limited liability company ("Kokino" and, together with the Reporting Persons, the "Kokino Investors"). The actual trading, voting, investment strategy and decision-making processes with respect to the Shares reported in this Schedule 13D as being beneficially owned by the Trust, M3C and Piton (including voting and dispositive power) are directed by Mr. Averick, who is an employee of Kokino and the portfolio manager of the Trust's, M3C's and Piton's respective investments in the Shares. As a result, Kokino and Mr. Averick may be deemed to share voting and dispositive power with respect to all Shares held by the Trust, M3C and Piton.
(d) – (e) During the five years preceding the date of this filing, none of the Kokino Investors or Piton's managing member, Piton Capital Management LLC ("PCM"), nor, to the Kokino Investors' knowledge, any manager or executive officer of any of the Kokino Investors or PCM or any person controlling the Kokino Investors or PCM, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4.	Purpose of Transaction.
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the start of Item 4:

CUSIP No. 493143101	SCHEDULE 13D	Page 7 of 12 Pages

Merger Agreement
On January 25, 2018, Key Technology, Inc., an Oregon corporation (the "Company"), entered into an Agreement and Plan of Merger (as may be amended from time to time, the "Merger Agreement") with Duravant LLC, a Delaware limited liability company ("Parent"), and Cascade Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), pursuant to which Merger Sub will commence a tender offer (the "Offer") as promptly as practicable, but no later than ten business days, after the date of the Merger Agreement, to acquire all of the outstanding Shares at a purchase price of $26.75 per share net to the seller in cash, without interest, and subject to any required withholding taxes.
Tender and Support Agreement
Also on January 25, 2018, the Trust, M3C, Robert Averick (in his capacity as a shareholder) and Piton entered into a Tender and Support Agreement with Parent and Merger Sub (as may be amended from time to time, the "Tender and Support Agreement"). Under the Tender and Support Agreement, each Reporting Person has agreed, among other things, to promptly tender their Shares into the Offer and, from January 25, 2018 through the termination or consummation of the merger described in the Merger Agreement, to vote such Shares as provided therein. As of January 25, 2018, the Tender and Support Agreement covered an aggregate of 1,243,879 Shares, which represented approximately 19.2% of the total outstanding Shares on such date.
The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement filed as an exhibit to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 493143101	SCHEDULE 13D	Page 8 of 12 Pages

Item 5. Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:
		Shares Beneficially Owned	Percent of Class[1]
(a) and (b)	1. The Trust[2]
	Sole Voting Power	781,423	12.1%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	781,423	12.1%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	781,423	12.1%

	2. M3C3
	Sole Voting Power	132,077	2.0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	132,077	2.0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	132,077	2.0%

1 This calculation is rounded to the nearest tenth and is based upon 6,464,790 Shares outstanding as of January 25, 2018, as disclosed in the Merger Agreement.  The Merger Agreement is Exhibit 2.1 to the Company's Current Report on Form 8-K filed on January 31, 2018 (File No.: 001-33919).

2 The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

3 M3C is a member of Piton, along with other Family Clients of Kokino.

CUSIP No. 493143101	SCHEDULE 13D	Page 9 of 12 Pages

	Shares Beneficially Owned	Percent of Class[1]
3. Mr. Averick[4]
Sole Voting Power	-0-	0%
Shared Voting Power	1,243,879	19.2%
Sole Dispositive Power	-0-	0%
Shared Dispositive Power	1,243,879	19.2%
Aggregate Voting and Dispositive Power	1,243,879	19.2%

4. Piton[5]
Sole Voting Power	305,379	4.7%
Shared Voting Power	-0-	0%
Sole Dispositive Power	305,379	4.7%

4 Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  Mr. Averick is also currently a director of the Company. As a Portfolio Manager at Kokino, Mr. Averick shares the power to vote and dispose (or direct the disposition of) 1,243,879 Shares, which is the sum of the Shares beneficially owned by the following Reporting Persons: (i) 781,423 Shares beneficially owned by the Trust; (ii) 132,077 Shares beneficially owned by M3C; (iii) 305,379 Shares beneficially owned by Piton; and (iv) 25,000 Shares beneficially owned by Mr. Averick jointly with his wife.  With respect to the 25,000 Shares beneficially owned jointly by Mr. Averick with his wife, Mr. and Mrs. Averick are deemed to share the power to vote and dispose or direct the disposition of such Shares.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).

5 Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.

CUSIP No. 493143101	SCHEDULE 13D	Page 10 of 12 Pages

	Shares Beneficially Owned	Percent of Class[1]
Shared Dispositive Power	-0-	0%
Aggregate Voting and Dispositive Power	305,379	4.7%

(c)
Except with respect to the Tender and Support Agreement, the Reporting Persons have not engaged in any transactions involving the Shares that were effected during the past sixty days or since the filing date of the Original Schedule 13D, whichever is less

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
Item 4 above summarizes certain provisions of the Tender and Support Agreement and is incorporated herein by reference. A copy of the Tender and Support Agreement is attached as an exhibit to this Schedule 13D, and is incorporated by reference herein.
The Company previously entered into an agreement dated June 20, 2016 (the "Status Agreement") with each of the Reporting Persons.  The Status Agreement permitted the Reporting Persons, pursuant to the Company's Second Amended and Restated Rights Agreement, dated as of November 13, 2007, as amended (the "Rights Agreement"), to, among other things, individually acquire Shares that would in the aggregate bring the holdings of the members of the Reporting Persons to no more than 20% of the Shares issued and outstanding at any time.  As disclosed in a Current Report on Form 8-K filed by the Company on November 17, 2017, the Rights Agreement expired by its terms as of the close of business on November 13, 2017.  Accordingly, the Rights Agreement is of no further force or effect.
Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships with the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 493143101	SCHEDULE 13D	Page 11 of 12 Pages

Item 7.	Material to be Filed as Exhibits.
The disclosure in Item 7 of the Original Schedule 13D is hereby supplemented by adding the following in appropriate alphabetical order:
Exhibit D.	Tender and Support Agreement, by and among Duravant LLC, Cascade Merger Sub, Inc. and each Reporting Person, dated as of January 25, 2018.

CUSIP No. 493143101	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2018
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President

EXHIBIT D

TENDER AND SUPPORT AGREEMENT

This TENDER AND SUPPORT AGREEMENT (this “Agreement”), dated as of January 25, 2018, is entered into by and among Duravant LLC, a Delaware limited liability company (“Parent”), Cascade Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and each of the persons set forth on Schedule A hereto (each, a “Shareholder”).  All terms used but not otherwise defined in this Agreement shall have the respective meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of common stock, no par value per share of Key Technology, Inc., an Oregon corporation (the “Company”) (the “Company Common Stock”), set forth opposite such Shareholder’s name on Schedule A (all such shares set forth on Schedule A next to the Shareholder’s name, in addition to any shares of Company Common Stock issued to or otherwise acquired or owned by such Shareholder after the date of this Agreement, being referred to herein as the “Subject Shares”);

WHEREAS, concurrently with the execution hereof, the Company, Parent and Purchaser are entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be amended from time to time, the “Merger Agreement”), which provides, among other things, for Purchaser to commence a tender offer to purchase (subject to the Offer Conditions) all of the issued and outstanding shares of Company Common Stock and, following completion of the Offer, the merger of Purchaser with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, and as an inducement and in consideration for Parent and Purchaser to enter into the Merger Agreement, each Shareholder, severally and not jointly, and on such Shareholder’s own account with respect to the Subject Shares, has agreed to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I
REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Each of Parent and Purchaser represent and warrant to each Shareholder that:

Section 1.01          Authority; Binding Agreement.  Parent is a duly organized and validly existing limited liability company in good standing under the Laws of the state of Delaware.  Purchaser is a duly organized and validly existing corporation in good standing under the Laws of the state of Delaware.  All of the issued and outstanding capital stock of Purchaser is owned by Parent.  Each of Parent and Purchaser has all requisite entity power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Parent and Purchaser have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Purchaser, and no other corporate proceedings on the part of Parent and Purchaser are necessary to authorize this Agreement.  This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by each Shareholder, constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 1.02          Non-Contravention.  Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation of the transactions contemplated hereby nor compliance by Parent and Purchaser with any provisions herein will: (a) violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of Parent and Purchaser; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority on the part of Parent and Purchaser, except for compliance with the applicable requirements of the Securities Act, the Exchange Act, any other United States federal securities laws or the HSR Act and the rules and regulations promulgated thereunder; (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of their respective assets or properties are bound; or (d) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent or Purchaser or by which Parent or Purchaser any of their respective assets or properties are bound, except, in the case of each of clauses (a) through (d), as would not reasonably be expected to have, a material adverse effect on the ability of either Parent or Purchaser to perform its respective obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

Each Shareholder represents and warrants, on its own account with respect to the Subject Shares, to Parent and Purchaser as to itself, that:

Section 2.01          Authority; Binding Agreement.  If such Shareholder is not an individual, such Shareholder is duly organized and validly existing in good standing under the Laws of the jurisdiction in which it is incorporated or constituted and the consummation of the transactions contemplated hereby are within such Shareholder’s entity powers and have been duly authorized by all necessary entity actions on the part of such Shareholder, and such Shareholder has full power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby.  If such Shareholder is an individual, such Shareholder has full legal capacity, right and authority to execute and deliver this Agreement and to perform such Shareholder’s obligations hereunder.  This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

2

Section 2.02          Non-Contravention.  Neither the execution and delivery of this Agreement by such Shareholder nor the consummation of the transactions contemplated hereby nor compliance by such Shareholder with any provisions herein will: (a) if such Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or other similar governing documents) of such Shareholder; (b) require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, foreign, federal, state or local government or subdivision thereof, or governmental, judicial, legislative, executive, administrative or regulatory authority on the part of such Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other United States federal securities laws and the rules and regulations promulgated thereunder; (c) violate, conflict with, or result in a breach of any provisions of, or require any consent, waiver or approval or result in a default or loss of a benefit (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract to which such Shareholder is a party or by which such Shareholder’s Subject Shares are bound; (d) result (or, with the giving of notice, the passage of time or otherwise, would result) in the creation or imposition of any Lien on any of such Shareholder’s Subject Shares; or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or by which any of such Shareholder’s Subject shares are bound, except, in the case of each of clauses (a) through (e), as would not reasonably be expected to have, a material adverse effect on the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 2.03          Subject Shares.  Such Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the Subject Shares listed on Schedule A opposite such Shareholder’s name, and, except to the extent of any Subject Shares acquired after the date hereof (which shall become Subject Shares upon that acquisition), as of the date hereof, such Subject Shares constitute all of the shares of Company Common Stock or other securities of the Company of which such Shareholder is the record or beneficial owner (as defined in Rule 13d-3 under the Exchange Act). Other than as set forth on Schedule A, as of the date of this Agreement, such Shareholder does not own any options to purchase or otherwise acquire any securities of the Company or have any interest in or voting rights with respect to any other securities of the Company.  Such Shareholder has good and marketable title to all such Subject Shares free and clear of any Liens, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) this Agreement and (b) any applicable restrictions on transfer under the Securities Act or any state securities law (collectively, “Permitted Encumbrances”).  Except pursuant to this Agreement, no other Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Shareholder’s Subject Shares.

3

Section 2.04          Voting Power.  Such Shareholder has full voting power with respect to all such Shareholder’s Subject Shares, and full power of disposition, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Shareholder’s Subject Shares.  None of such Shareholder’s Subject Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Shares that would prevent such Shareholder from complying with its obligations under this Agreement, except as provided hereunder.

Section 2.05          Reliance.  Such Shareholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of such Shareholder’s own choosing. Such Shareholder understands and acknowledges that Parent and Purchaser are entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.

Section 2.06          No Litigation.  With respect to such Shareholder, as of the date hereof, there are no Actions pending against, or, to the knowledge of such Shareholder, threatened in writing against such Shareholder or any of such Shareholder’s properties or assets (including the Subject Shares) that would reasonably be expected to have a material adverse effect on the ability of such Shareholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE III
AGREEMENT TO TENDER

Section 3.01          Tender of Subject Shares.  Subject to the terms of this Agreement (including, Section 5.01), each Shareholder hereby agrees that, pursuant to and in accordance with the terms of the Offer, it shall (a) validly tender, or cause to be tendered, into the Offer no later than ten (10) Business Days after the commencement of the Offer (or in the case of any Shares directly or indirectly acquired subsequent to such tenth (10th) Business Day, no later than the earlier of (i) three (3) Business Days after such acquisition and (ii) the Business Day immediately preceding the Expiration Time), all of such Shareholder’s Subject Shares free and clear of all Encumbrances (other than Permitted Encumbrances), and (b) not withdraw, or cause to be withdrawn, its Subject Shares from the Offer, unless and until (x) the Expiration Date, or (y) this Agreement shall have been terminated in accordance with Section 5.01.  Each Shareholder shall (i) deliver, or cause to be delivered, to the depositary designated in the Offer (A) a letter of transmittal with respect to such Shareholder’s Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing the Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the depositary designated in the Offer may reasonably request) in the case of a book-entry transfer of any Subject Shares and (C) all other documents or instruments reasonably required to be delivered by shareholders of the Company pursuant to the terms of the Offer, and/or (ii) instruct such Shareholder’s broker or such other Person that is the holder of record of such Shareholder’s Subject Shares beneficially owned by such Shareholder to tender such Subject Shares pursuant to and in accordance with the terms of the Offer.

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Section 3.02          Other Obligations.  Subject to the terms of this Agreement (including Section 5.01), each Shareholder hereby agrees that, during the time this Agreement is in effect, to the extent that any of such Shareholder’s Subject Shares have not been purchased in the Offer, at any annual or special meeting of the shareholders of the Company, however called, including any adjournment or postponement thereof, such Shareholder shall, in each case to the fullest extent that such Shareholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote, or cause to be voted, all of its Subject Shares, (i) against any action, proposal, transaction or agreement that would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Shareholder contained in this Agreement or (B) result in any of the conditions set forth in Article VI or Annex I of the Merger Agreement not being satisfied on or before the Termination Date; (ii) against any change in the Board of Directors of the Company; (iii) against any Acquisition Proposal or any agreement or arrangement related to or in furtherance of any Acquisition Proposal; (iv) against any other action, agreement or transaction the consummation of which would reasonably be expected to impede, interfere with, or delay consummation of the Offer, the Merger or the other transactions contemplated under the Merger Agreement), including (x) any extraordinary corporate transaction, such as a merger, acquisition, sale, consolidation or other business combination involving the Company (other than the Offer or the Merger); (y) a sale, lease, license or transfer of a material amount of assets of the Company or any reorganization, recapitalization, extraordinary dividend or liquidation of the Company; or (z) any change in the present capitalization of the Company or any amendment or other change to the Company Articles or Company Bylaws, in the case of each of clauses (x), (y) and (z), solely to the extent the Company is prohibited from taking such action pursuant to the Merger Agreement); and (v) in favor of (A) the adoption and approval of the Merger Agreement and the transactions contemplated thereunder, (B) any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption and approval of the Merger Agreement and the transactions contemplated thereby on the date on which such meeting is held, and (C) any other matter necessary for consummation of the Transactions, which is considered at any such meeting of shareholders, and in connection therewith to execute any documents reasonably requested by Parent that are necessary or appropriate in order to effectuate the foregoing.

Section 3.03          Proxy. For so long as this Agreement has not been validly terminated in accordance with its terms, each Shareholder, revoking (or causing to be revoked) any proxies that it has heretofore granted, hereby irrevocably appoints Parent, and any other Person designated by Parent, as attorney-in-fact and proxy for and on behalf of such Shareholder, for and in the name, place and stead of such Shareholder, to (a) attend any and all shareholder meetings of the Company with respect to the matters set forth in Section 3.02; and (b) vote, express consent or dissent with respect to the Subject Shares in accordance with the provisions of Section 3.02 at any such meeting. The foregoing proxy shall be deemed coupled with an interest, is irrevocable and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5.01. Each Shareholder hereby affirms that the irrevocable proxy set forth in this Section 3.03 is given in connection with and granted in consideration of and as an inducement to Parent and Purchaser entering into the Merger Agreement and that such irrevocable proxy is given to secure the obligations of such Shareholder under Section 3.02 hereof. Each Shareholder agrees to take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy.  Parent agrees not to exercise the proxy granted herein for any purpose other than the purposes describe in this Agreement.

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ARTICLE IV
ADDITIONAL COVENANTS

Each Shareholder hereby covenants and agrees that until the termination of this Agreement:

Section 4.01          No Transfer; No Inconsistent Arrangements.   Except as provided hereunder or under the Merger Agreement, from and after the date hereof and until this Agreement is terminated, such Shareholder shall not, directly or indirectly, (i) create or permit to exist any Encumbrance, other than Permitted Encumbrances, on any of such Shareholder’s Subject Shares, (ii) transfer, sell, assign, gift, hedge, pledge or otherwise dispose of (whether by sale, liquidation, dissolution, dividend or distribution), or enter into any derivative arrangement with respect to (collectively, “Transfer”), any of such Shareholder’s Subject Shares, or any right or interest therein (or consent to any of the foregoing), (iii) enter into any Contract, option or other agreement, arrangement or understanding with respect to any Transfer of such Shareholder’s Subject Shares or any right or interest therein, (iv) grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to any such Shareholder’s Subject Shares, (v) deposit or permit the deposit of any of such Shareholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to any of such Shareholder’s Subject Shares or (vi) take or permit any of their respective Representatives to take other action that would in any way restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect.  Any action taken in violation of the foregoing sentence shall be null and void ab initio and such Shareholder agrees that any such prohibited action may and should be enjoined. In furtherance of this Agreement, concurrently herewith, each Shareholder shall, and hereby authorizes Parent, Purchaser, the Company and their respective counsel to, notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Shareholder’s Subject Shares and that this Agreement places limits on the voting and transfer of such Subject Shares, in each case, prior to the valid termination of this Agreement. If any involuntary Transfer of any or all of such Shareholder’s Subject Shares shall occur (including, if applicable, a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees or the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement.  Notwithstanding the foregoing, (x) if such Shareholder is an individual, such Shareholder may Transfer Subject Shares (i) to any member of such Shareholder’s immediate family or (ii) to a trust for the sole benefit of such Shareholder or any member of such Shareholder’s immediate family, the sole trustees of which are such Shareholder or any member of such Shareholder’s immediate family or  and (y) if such Shareholder is an entity, such Shareholder may Transfer Subject Shares to one or more partners or members of such Shareholder or to an affiliated entity under common control with such Shareholder or to any trustee or beneficiary of such trust (in the case where such Shareholder is a trust), provided, that such a Transfer shall be permitted only if, as a precondition, the transferee of such Subject Shares agrees in writing, to accept such Subject Shares subject to the terms of this Agreement and to be bound by the terms of this Agreement and to agree and acknowledge that such person shall constitute a Shareholder for all purposes of this Agreement.

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Section 4.02          Waiver of Certain Actions.  Each Shareholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent, Purchaser or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement, including any claim (x) challenging the validity of or seeking to enjoin the operation of, any provision of this Agreement, or (y) alleging any breach of any fiduciary duty of the Company Board of Directors in connection with the negotiation, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated thereby, including, without limitation, the Merger.

Section 4.03          Documentation and Information.  Such Shareholder shall not make any public announcement regarding this Agreement and the transactions contemplated hereby without the prior written consent of Parent (such consent not to be unreasonably withheld), except as may be required to be disclosed by applicable Law, including disclosures pursuant to Exchange Act Section 13(d) and Section 16 (provided that reasonable notice of any such disclosure will be provided to Parent).  The Shareholders hereby notify Parent that they (i) intend to jointly file an amendment to their Schedule 13D filed on June 30, 2016 to disclose their entry into this Agreement and the transactions contemplated hereby and (ii) each intend to file reports on Form 4 to disclose the sale of the applicable Subject Shares.  Such Shareholder consents to and hereby authorizes Parent and Purchaser to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent or Purchaser reasonably determines to be necessary in connection with the Offer, the Merger and any other transactions contemplated by the Merger Agreement, such Shareholder’s identity and ownership of the Subject Shares, the existence of this Agreement and the nature of such Shareholder’s commitments and obligations under this Agreement, and such Shareholder acknowledges that Parent and Purchaser may file this Agreement or a form hereof with the SEC or with any other Governmental Entity.  Such Shareholder agrees to promptly give Parent any information it may reasonably require for the preparation of any such disclosure documents, and such Shareholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by such Shareholder specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.

Section 4.04          Adjustments.  In the event of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction of the capital stock of the Company affecting the Subject Shares, the term “Subject Shares” shall be deemed to refer to and include such shares, as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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Section 4.05          No Solicitation. Each Shareholder shall not, and shall direct its Representatives not to, and shall not permit its Representatives to, directly or indirectly, (i)  initiate or solicit or knowingly encourage or facilitate the making of any offers that constitute an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal, (ii) engage in, continue or otherwise participate in activities, discussions or negotiations with, or provide or cause to be provided any non-public or other information or data relating to the Company or any of its Subsidiaries to, any Person in connection with or for the purpose of soliciting, encouraging or facilitating an Acquisition Proposal or any inquiry, proposal or request for information that could reasonably be expected to result in an Acquisition Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring Person to this Section 4.05 and to limit its conversation or other communication exclusively to such referral), and (iii) approve, endorse or recommend any Acquisition Proposal, (iv) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to lead to an Acquisition Proposal or (v) approve or execute or enter into any letter of intent, agreement in principle or other agreement that could reasonably be expected to prevent such Shareholder from complying with its obligations pursuant to this Section 4.05. Each Shareholder shall, and shall cause its Representatives to: (a) immediately cease and cause to be terminated any existing activities, discussions or negotiations by such Shareholder or its Representatives with any Persons (other than Parent and its Representatives) that are ongoing with respect to an Acquisition Proposal and (b) request the prompt return or destruction of any confidential information provided to any Person within the twelve months immediately preceding the date of this Agreement in connection with a potential Acquisition Proposal or similar transaction.

Section 4.06          Notice of Acquisitions, Proposals Regarding Prohibited Transactions.  Each Shareholder hereby agrees to notify Parent as promptly as practicable (and in any event no later than 24 hours after receipt) (a) of the number of any additional shares of Company Common Stock or other securities of the Company of which Shareholder acquires record or beneficial ownership on or after the date hereof, and (b) in the event that such Shareholder or any of its Representatives receives an Acquisition  Proposal or a request for information relating to the Company or its Subsidiaries that contemplates an Acquisition Proposal, including the identity of the Person making the Acquisition Proposal and the material terms and conditions thereof and an unredacted copy of such Acquisition Proposal.  Each Shareholder will keep Parent reasonably informed of the status and material developments affecting the terms and conditions of any such Acquisition Proposal (including any discussions and negotiations concerning such terms and conditions) on a current basis.  Each Shareholder shall as soon as reasonably practicable (and in any event within 24 hours after receipt or delivery thereof) provide to Parent copies of any indications of interest and/or draft agreements received by such Shareholder or its Representatives relating to such Acquisition Proposal.

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ARTICLE V
MISCELLANEOUS

Section 5.01          Termination.  This Agreement shall terminate automatically with respect to each Shareholder, without any notice or other action by any person, upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry into any amendment or modification to the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable in the Offer (except as otherwise permitted under the Merger Agreement) or (d) the mutual written consent of Parent and such Shareholder.  Upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) the provisions of this Article V shall survive any termination of this Agreement and (y) nothing set forth in this Section 5.01 shall relieve any party from liability for any breach of this Agreement prior to termination hereof.

Section 5.02          Expenses.  All fees and expenses incurred in connection herewith and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses, whether or not the Offer or the Merger are consummated.

Section 5.03          Entire Agreement.  This Agreement, together with Schedule A, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, and except as provided by Section 5.10, this Agreement is not intended to grant standing to any Person other than the parties hereto.

Section 5.04          Amendments and Waivers.  Any provision of this Agreement may be amended or waived, but only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party waiving such provision.  At any time and from time to time prior to the Acceptance Time, either party may, to the extent permissible by applicable Law and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements for the benefit of any such party contained herein.  Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 5.05          Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, that (x) Parent or Purchaser may assign any of their respective rights and obligations to any Person to whom the Merger Agreement is assigned in accordance with Section 9.8 thereof, but no such assignment shall relieve Parent or Purchaser, as the case may be, of its obligations hereunder and (y) the Shareholder may assign its rights and obligations to any Person to whom the Subject Shares are transferred in accordance with Section 4.01.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 5.05 shall be null and void.

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Section 5.06          Notices.  All notices and other communications hereunder shall be in writing in one of the following formats and shall be deemed given (a) on the date of delivery if delivered personally, or if by facsimile or e-mail, upon written confirmation of receipt by facsimile, email or otherwise (provided that any notice received by facsimile transmission, email or otherwise at the addressee’s location on any day that is not a Business Day or on any Business Day after 5:00 pm (local time) shall be deemed to have been received at 9:00 am (local time) on the next Business Day), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized international next-day courier, or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid; in each case to the party to be notified at (x) in the case of any notice to Parent or Purchaser, to the address, facsimile number or email address set forth in Section 8.10 of the Merger Agreement and (y) if to a Shareholder, to such Shareholder’s address, facsimile number or email address set forth opposite such Shareholder’s name on Schedule A hereto, or to such other address, facsimile number or email address as such party may hereafter specify for such purpose by written notice to Parent delivered in accordance with this Section 5.06.

Section 5.07          Jurisdiction; Specific Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Court of Chancery of the State of Delaware (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). In the event that any action is brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense or counterclaim, that there is an adequate remedy at law. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.07 and each party irrevocably waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any Action arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (and if jurisdiction in the Delaware Court of Chancery shall be unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any suit, action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable law, any claim that (A) the Action in such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable law, each of the parties hereto hereby consents to the service of process in accordance with Section 5.06; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by law.

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Section 5.08          WAIVER OF JURY TRIAL.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO AGENT, ATTORNEY OR OTHER REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.08.

Section 5.09          Governing Law.  This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 5.10          No Third-Party Beneficiaries.  Each of the parties agrees that its respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and, except as otherwise set forth herein, this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

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Section 5.11          Counterparts; Effectiveness.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 5.12          Severability.  Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction (a) shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement and (b) shall not, solely by virtue thereof, be invalid or unenforceable in any other jurisdiction. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, the parties shall negotiate in good faith to determine a suitable and equitable provision to be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

Section 5.13          No Agreement Until Executed.  This Agreement shall not be effective unless and until (i) the Company Board of Directors has approved the Merger Agreement, (ii) the Merger Agreement is executed by all parties thereto and (iii) this Agreement is executed by all parties hereto.

Section 5.14          Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

Section 5.15          Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “since” when used in this Agreement in reference to a date shall be deemed to be inclusive of such date. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any agreement or instrument referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, including by waiver or consent and references to all attachments thereto and instruments incorporated therein.  References to “$” shall mean United States dollars.  Any reference to days means calendar days unless Business Days are expressly specified.  References to “written” or “in writing” include in electronic form.

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Section 5.16          Shareholder Obligations Several and Not Joint.  The obligations of each Shareholder hereunder shall be several and not joint, and no Shareholder shall be liable for any breach of the terms of this Agreement by any other Shareholder.

Section 5.17          Shareholder Capacity.  No person executing this Agreement who is or becomes during the term hereof a director or officer of the Company, nor any director, officer, employee or Affiliate of a Shareholder who is an officer or director of the Company, shall be deemed to make any agreement or understanding in this Agreement in such person’s capacity as a director or officer of the Company.  Each Shareholder is entering into this Agreement solely in such Shareholder’s capacity as the beneficial holder of Subject Shares and nothing herein shall be construed to prohibit, limit or otherwise affect any Shareholder or any director, officer, employee or Affiliate of a Shareholder who is an officer or director of the Company, from taking (or refraining from taking) any action in such person’s capacity as a director or officer of the Company or otherwise fulfilling the obligations of such office (including the performance of obligations required by the fiduciary obligations of such Shareholder or any director, officer, employee or Affiliate of such Shareholder acting in his or her capacity as an officer or director of the Company), in each case, in accordance with the terms of the Merger Agreement.

Section 5.18          Further Assurances. From time to time and without additional consideration, each of the parties hereto shall execute and deliver such additional instruments, and shall take such further actions, as may be reasonably necessary or advisable to effect the actions and consummate the transactions contemplated by this Agreement.

[Signature Pages Follow]

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The parties are executing this Agreement on the date set forth in the introductory clause.

DURAVANT LLC

By:		/s/ Mike Kachmer
	Name:	Mike Kachmer
	Title:	Chief Executive Officer

CASCADE MERGER SUB, INC.

By:		/s/ Mike Kachmer
	Name:	Mike Kachmer
	Title:	President

[Signature Page to Tender and Support Agreement]

/s/ Leslie J. Schreyer
Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler

M3C Holdings LLC

By:		/s/ Stephen A. Ives
	Name:	Stephen A. Ives
	Title:	Vice President

Robert M. Averick

By:		/s/ Robert M. Averick
	Name:	Robert M. Averick

Piton Capital Partners LLC

By: Piton Capital Management LLC, its managing member

By: Kokino LLC, its managing member

By:		/s/ Stephen A. Ives
	Name:	Stephen A. Ives
	Title:	Vice President

[Signature Page to Tender and Support Agreement]

SCHEDULE A

Name of Shareholder	Shareholder Address	Shares of Company Common Stock
Robert M. Averick	Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, Connecticut 06901	25,000
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler	c/o Norton Rose Fulbright (US) LLP 1301 Avenue of the Americas New York, New York 10019 Attention: Leslie J. Schreyer	781,423
M3C Holdings LLC	c/o North Bay Associates 14000 Quail Springs Parkway, Suite 2200 Oklahoma City, Oklahoma 73134 Attention: Stephen A. Ives	132,077
Piton Capital Partners LLC	c/o Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, Connecticut 06901 Attention: Garrett Lynam	305,379